                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 24)

                            Sterling Software, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  859547-10-1
            -------------------------------------------------------
                                (CUSIP Number)


                            Charles D. Maguire, Jr.
                          901 Main Street, Suite 6000
                              Dallas, Texas 75202
                                (214) 953-6000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 30, 1995
            -------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 10 Pages
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CUSIP NO. 859547-10-1                 13D                     Page 2 of 10 Pages

- --------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Wyly ###-##-####
- --------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]
- --------------------------------------------------------------------------------

3     SEC USE ONLY


- --------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

      N/A
- --------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]
- --------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------

                                   NUMBER OF
                                    SHARES
                                 BENEFICIALLY
                                   OWNED BY
                                     EACH
                                   REPORTING
                                    PERSON
                                     WITH
- --------------------------------------------------------------------------------

7     SOLE VOTING POWER
      395,954
- --------------------------------------------------------------------------------

8     SHARED VOTING POWER
      300,000
- --------------------------------------------------------------------------------

9     SOLE DISPOSITIVE POWER
      1,596,965
- --------------------------------------------------------------------------------

10    SHARED DISPOSITIVE POWER
      300,000
- --------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,896,965
- --------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
- --------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                 13D                     Page 3 of 10 Pages

- --------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Wyly, Jr. ###-##-####
- --------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]
- --------------------------------------------------------------------------------

3     SEC USE ONLY


- --------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

      N/A
- --------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]
- --------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------

                                   NUMBER OF
                                    SHARES
                                 BENEFICIALLY
                                   OWNED BY
                                     EACH
                                   REPORTING
                                    PERSON
                                     WITH
- --------------------------------------------------------------------------------

7     SOLE VOTING POWER
      563,590
- --------------------------------------------------------------------------------

8     SHARED VOTING POWER
      300,000
- --------------------------------------------------------------------------------

9     SOLE DISPOSITIVE POWER
      1,248,273
- --------------------------------------------------------------------------------

10    SHARED DISPOSITIVE POWER
      300,000
- --------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,548,273
- --------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
- --------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                 13D                     Page 4 of 10 Pages

- --------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) 75-2319145
- --------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]
- --------------------------------------------------------------------------------

3     SEC USE ONLY


- --------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

      N/A
- --------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]
- --------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
- --------------------------------------------------------------------------------

                                   NUMBER OF
                                    SHARES
                                 BENEFICIALLY
                                   OWNED BY
                                     EACH
                                   REPORTING
                                    PERSON
                                     WITH
- --------------------------------------------------------------------------------

7     SOLE VOTING POWER
      300,000
- --------------------------------------------------------------------------------

8     SHARED VOTING POWER
      0
- --------------------------------------------------------------------------------

9     SOLE DISPOSITIVE POWER
      300,000
- --------------------------------------------------------------------------------

10    SHARED DISPOSITIVE POWER
      0
- --------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,000
- --------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
- --------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                 13D                     Page 5 of 10 Pages

- --------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Wyly Group
- --------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]
- --------------------------------------------------------------------------------

3     SEC USE ONLY


- --------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

      N/A
- --------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]
- --------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
- --------------------------------------------------------------------------------

                                   NUMBER OF
                                    SHARES
                                 BENEFICIALLY
                                   OWNED BY
                                     EACH
                                   REPORTING
                                    PERSON
                                     WITH
- --------------------------------------------------------------------------------

7     SOLE VOTING POWER
      1,259,544
- --------------------------------------------------------------------------------

8     SHARED VOTING POWER
      0
- --------------------------------------------------------------------------------

9     SOLE DISPOSITIVE POWER
      3,145,238
- --------------------------------------------------------------------------------

10    SHARED DISPOSITIVE POWER
      0
- --------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,145,238
- --------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
- --------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.3%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                 13D                     Page 6 of 10 Pages


Item 1.    Security and Issuer.
           -------------------

           Not amended.

Item 2.    Identity and Background.
           -----------------------

           Not amended.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Not applicable.

Item 4.    Purpose of Transaction.
           ----------------------

           Not amended.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Item 5 is hereby amended to read in its entirety as follows:

           As more fully described in Item 6, effective February 23, 1995, Maverick Entrepreneurs entered into an arrangement with Lehman Brothers Finance, S.A. (the "Lender") in respect of 300,000 shares of Common Stock, and Maverick Entrepreneurs and the Lender amended that arrangement on August 30, 1995.

           Sam Wyly beneficially owns 1,896,965 shares, or 7.4%, of the Common Stock of the Company. Sam Wyly beneficially owns 1,100,000 of such shares by virtue of his ownership of options, beneficially owns 138,612 of such shares as sole general partner of Tallulah, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs and beneficially owns an aggregate of 358,353 of such shares as trustee of the trusts listed below (through direct ownership by such trusts of 257,342 shares and beneficial ownership by such trusts of an additional 101,011 shares as a result of such trusts' ownership of warrants):

                  Name of Trust                          Number of Shares
                  -------------                         Beneficially Owned
                                                        ------------------
     1.    The Christiana Parker Wyly Trust                   34,890
     2.    The Andrew David Sparrow Wyly Trust                34,890
     3.    The Laurie L. Wyly Revocable Trust                 97,624
     4.    The Lisa Wyly Revocable Trust                      95,425
     5.    The Kelly Wyly Elliott Trust                       95,524

           Sam Wyly possesses sole voting power with respect to 394,954 shares of Common Stock, sole dispositive power with respect to 1,596,965 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

CUSIP NO. 859547-10-1                 13D                     Page 7 of 10 Pages

           Charles J. Wyly, Jr. beneficially owns 1,548,273 shares, or 6%, of the Common Stock of the Company. Charles Wyly beneficially owns 550,000 of such shares by virtue of his ownership of options, beneficially owns 256,574 of such shares as sole general partner of Brush Creek, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs, and beneficially owns an aggregate of 441,699 of such shares as trustee of the trusts listed below (through direct ownership by such trusts of 307,016 shares and beneficial ownership by such trusts of an additional 134,683 shares as a result of such trusts' ownership of warrants):

                  Name of Trust                        Number of Shares
                  -------------                       Beneficially Owned
                                                      ------------------
     1.    The Martha Caroline Wyly Trust                   110,425
     2.    The Charles J. Wyly, III Trust                   110,425
     3.    The Emily Ann Wyly Trust                         110,424
     4.    The Jennifer Lynn Wyly Trust                     110,425

           Charles J. Wyly, Jr. possesses sole voting power with respect to 563,590 shares of Common Stock, sole dispositive power with respect to 1,248,273 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

           Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or 1.1%, of the Common Stock of the Company.

           The Reporting Persons as a group beneficially own 3,145,238 shares, or 12.3%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,259,544 shares of Common Stock and sole dispositive power with respect to 3,145,238 shares of Common Stock.

           Except as otherwise reflected in this Item 5 or Item 6, no transactions in the Common Stock were effected by any of the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

CUSIP NO. 859547-10-1                 13D                     Page 8 of 10 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

           Item 6 is hereby amended to read in its entirety as follows:

           On February 23, 1995, Maverick Entrepreneurs entered into a Loan Agreement with the Lender providing for loans to Maverick Entrepreneurs from time to time (the "Loan Agreement"). In connection with the Loan Agreement Maverick Entrepreneurs entered into various security documents (the "Security Documents") provided for in the Loan Agreement. Included in the Security Documents are documents that provide, in general, that: (i) with respect to an aggregate of 300,000 shares of Common Stock (the "Shares"), if the market price of such Shares on or before February 23, 1998, is less than $29.00 (adjusted to $32.57 after June 1, 1995), then the Lender, upon the request of Maverick Entrepreneurs, will pay to Maverick Entrepreneurs the difference between such market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $53.56, Maverick Entrepreneurs will, on that date, pay to the Lender the difference between such market price and such specified amount; and (ii) Maverick Entrepreneurs is required to pledge such rights and an aggregate of 300,000 Shares to secure its obligations under the Security Documents. Reference is made to the complete terms of the Loan Agreements and Security Documents in the forms attached hereto as exhibits.

           On August 30, 1995, Maverick Entrepreneurs and the Lender amended the Loan Agreement and the Security Documents to provide, in general, that: (i) with respect to an aggregate of 300,000 shares of Common Stock (the "Shares"), if the market price of such Shares on or before February 23, 1998, is less than $40.491, then the Lender, upon the request of Maverick Entrepreneurs, will pay to Maverick Entrepreneurs the difference between such market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $70.00, Maverick Entrepreneurs will, on that date, pay to the Lender the difference between such market price and such specified amount; and (ii) Maverick Entrepreneurs is required to pledge such rights and an aggregate of 300,000 Shares to secure its obligations under the Security Documents. Reference is made to the complete terms of the Loan Agreements and Security Documents, as amended, in the forms attached hereto as exhibits.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           Exhibit 1.    Agreement pursuant to Rule 13d-1(f)(1)(iii).//(1)//
           Exhibit 2. Form of Loan Agreement dated as of February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance, S.A., including Form of Promissory Note.//(2)//
           Exhibit 3. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.//(2)//
           Exhibit 4. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.//(2)//
           Exhibit 5.    Form of Guarantee of Lehman Brothers Holdings
                         Inc.//(2)//

CUSIP NO. 859547-10-1                 13D                     Page 9 of 10 Pages

           Exhibit 6. Form of Pledge Agreement, dated as of February 23, 1995, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.//(2)//
           Exhibit 7. Form of Amendment Agreement dated as of August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance, S.A., including Form of Promissory Note.//(1)//
           Exhibit 8. Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance, S.A.//(1)//
           Exhibit 9. Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance, S.A.//(1)//

- -------------
(1)  Filed herewith.

(2)  Previously filed with Amendment No. 21 to this Schedule 13D.

CUSIP NO. 859547-10-1                 13D                    Page 10 of 10 Pages

                                  SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: September 5, 1995               /s/ Sam Wyly
                                      -----------------------------------------
                                      Sam Wyly

                                      /s/ Charles J. Wyly, Jr.
                                      -----------------------------------------
                                      Charles J. Wyly, Jr.


                                      MAVERICK ENTREPRENEURS FUND, LTD.
                                      (formerly
                                      FIRST DALLAS LIMITED)


                                      By: /s/ Sam Wyly
                                         -------------------------------------
                                              Sam Wyly,
                                              General Partner


                                      By: /s/ Charles J. Wyly, Jr.
                                         -------------------------------------
                                              Charles J. Wyly, Jr.,
                                              General Partner